Mail Stop 0306



April 12, 2005




Mr. Stephan W. Zumsteg
Chief Financial Officer
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, Michigan 48309

	RE:	Energy Conversion Devices, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the period ending December 31, 2004
		File No. 1-8403

Dear Mr. Zumsteg:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM 10-K for the period ending June 30, 2004

Managements Discussion and Analysis - Page 27

Results of Operations - Page 31

1. We note that the increase in royalties in 2004 compared to 2003 is
attributable to payments for optical memory royalties from a licensee
who had not previously made payments that covered amounts owed for
a
four-year period.  Are royalty revenues normally recognized on a cash
basis?   Please supplementally address our concerns and explain in
detail why four year`s of royalty revenue would only be recognized upon receipt of payment. In a related matter, are your royality (and other) revenue recognition accounting policies consistent with those that existed at the time of our review of your June 30, 2000 Form 10-
K? If not, supplementally explain and support any material changes thereto.

Liquidity and Capital Resources - Page 40

2. Please expand your discussion in future filings to better explain cash flows from operations. Discuss significant changes to the components of working capital - i.e., individually significant changes in line items. For example, we note that accounts payable and accrued expenses decreased $5.5 million or 30% from the past year while inventories increased. When you cite the significant changes in components of working capital - for example, receivables, inventory, payables, and accruals - please explain the reasons for the changes.

Financial Statements

Statement of Cash Flows - Page 52

3. Restricted cash (restricted by third parties) should generally not be included in the beginning or ending balance of cash and cash equivalents as discussed in SFAS 95, footnote 1 and the guidance at
FRR 203. Please revise in future filings or tell us why no changes are necessary.







Notes to the Consolidated Financial Statements - Page 54

Note G - Joint Ventures and Investments - Page 70

4. Please supplementally provide us with the significance test calculations outlined at Rule 1-02(w)(3) of Regulation S-X for each of the joint venture investments outlined in this Note for each of the three fiscal years included in your 2004 Form 10-K. Tell us why you have or have not included Rule 3-09 financial statements or Rule
4-08(g) information for each joint venture investment disclosed. We may have further comments after reviewing your response.

5. Refer to your response letter dated May 23, 2001 to our comment letter dated March 27, 2001 letter sent in connection with our review of your 2000 Form 10-K. Specifically, confirm that you still apply the same accounting policies for your joint ventures, including the matters outlined in comment 72 from that letter that were discussed with and not objected to by the Staff at that time or earlier. If not, supplementally explain and support any material changes to such policies.

Item 9A Controls and Procedures - Page 93

6. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "with the exception of the items listed below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.





Form 10-Q for the period ending December 31, 2004

Note B Financings - Page 12

7. We note that CTTV transferred its interest in Ovonic Hydrogen to you. Please tell us and revise future filings to disclose how you accounted for and valued this transaction. Also, tell us how the transaction impacts your accounting and presentation requirements for
Ovonic Hydrogen in your December 31, 2004 and future financial statements. We may have further comments after reviewing your response.

8. We note that ECD received $4,675,000 from CTTV for payment of restructuring fees and accounted for this as an extraordinary item
(gain). Please tell us why presentation of this gain as an extraordinary item complies with APB Opinion 30 (or other generally accepted accounting principles). What was the nature of the restructuring fees? Did ECD provide restructuring services to CTTV or Ovonic Hydrogen? Tell us the business purpose of this transaction in light of the fact that CTTV transferred its interest in Ovonic Hydrogen in consideration of the relieving CTTV of any continuing obligations to fund Ovonic Hydrogen. We may have further comments after reviewing your response.

9. We see that on December 2, 2004 you entered into a series of agreements with CTTV and Cobasys to expand the scope of licenses granted to Cobasys at the time of the formation of the joint venture in July 2001 and also see in consideration of the expanded license, revised joint venture agreements and the grant to CTTV of a security interest in our membership interest in Cobasys, ECD, through its subsidiary Ovonic Battery, you received an option to purchase the 4,376,633 shares of your common stock currently owned by a subsidiary of ChevronTexaco. Finally we see the transaction increased your revenues and decreased additional paid-in capital in the quarter ended December 31, 2004 by $79,532,000. Please supplementally support the accounting and presentation of this transaction via discussion about and reference to the authoritative generally accepted accounting principles relied upon when preparing these financial statements. We may have further comments after reviewing your response.

Item 4 Controls and Procedures - Page 42

10. In light of the fact that material weaknesses exist with respect to (i) insufficient documentation of ECD`s policies and procedures around internal controls, (ii) no monitoring of controls, (iii) employees performing processes or controls that are incompatible with their functions, and (iv) weaknesses in the security of data within
ECD`s information systems, revise future filings to expand the disclosure to explain in reasonable detail the basis for officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Also, supplementally confirm none of the disclosed weaknesses resulted in material errors or adjustments to your financial statements prior to their issuance. If not the case, tell us the nature of the errors or adjustments, how they were identified, steps taken to prevent reoccurrences of the errors and why you believe your current and previously filed financial statements are compliant with generally accepted accounting principles.

11. To this regard, tell us supplementally and revise future filings to update all significant actions taken within the period by ECD to address and remediate the material weakness. Indicating that ECD has devised a plan and committed the required resources to address and remediate the material weaknesses, is not sufficient. Expand your future disclosures to indicate the significant aspects of the plan and what you mean by "commit the required resources". We note you indicate that a public accounting firm has been retained to assist in the project direction, execution and external reporting. Have any of the material weaknesses been directly addressed? In future filings, make the appropriate disclosures until all material weaknesses have been mitigated and corrected.

12. We note your disclosure that "there were no significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls..." Please revise these disclosures in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K, as amended effective August 13, 2003.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1812 with any other questions. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 942-1931.

							Sincerely,


							Jay Webb
							Reviewing Accountant

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Stephan W. Zumsteg
Energy Conversion Devices, Inc.
April 12, 2005
Page 6